RECEIVED

2004 NOV 22 P 12: 34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

04046305

November 5, 2004

By Airmail

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Extraordinary Report

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 11/30

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

(Summary Translation)

Extraordinary Report

November 2, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

1. Reason for submission

A subsidiary of Nintendo Co., Ltd. (the Company) has been dissolved. This submission is based on the provisions under the Securities and Exchange Law and the Cabinet Order.

2. Reporting matters

(1) Description of subsidiary in question

Name:	Rare Acquisition Inc.
Location:	Dover, DE, U.S.A.
Representative:	Howard Lincoln
Paid in Capital:	US$ 54,200,000
Nature of business:	Investment to development companies

(2) Number and percentage of shares the Company holds in the subsidiary in question prior/after the dissolution

Number of voting rights held by the Company:	54.2 (prior to dissolution) None (after dissolution)
Percentage of voting rights held by the Company: (among total outstanding shares)	100.0% (prior to dissolution) 0% (after dissolution)

(3) Reason and schedule of dissolution

Reason of dissolution:	The subsidiary in question completed its task by transferring all of the shares it held.
Schedule of dissolution:	To be liquidated by December 31, 2004